Exhibit 99.1

For Immediate Release	February 10, 2022

The Valens Company Begins Manufacturing Cannabis-Infused Beverages at Greater Toronto Area Facility & Signs Manufacturing Partnership

The first shipment of beverages has shipped to Ontario and purchase orders for British Columbia, Alberta Manitoba, and Yukon are expected to be fulfilled in the coming days

Kelowna, B.C., February 10, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS)) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced the successful commissioning and completion of first shipments from Pommies (otherwise known as Southern Cliff Brands) located in the Greater Toronto Area (the “GTA Facility”). The 30,000 square feet GTA Facility received a micro-processing license from Health Canada to begin production and manufacturing of cannabis-infused beverages in November 2021.

The first shipment was shipped to Ontario at the end of January and purchase orders for British Columbia, Alberta Manitoba, and Yukon are expected to be fulfilled in the coming days.

“The GTA Facility is highly automated and built to fulfill today’s growing volumes while significantly bolstering our strategic potential by providing us with the operational footprint and expertise to make Valens the go-to name in cannabis-infused beverages in Canada." said Tyler Robson, Chief Executive Officer and Chairman of The Valens Company. "We are expanding our branded beverage offering with the introduction of new exciting formats and flavours which will be coming to market over the next few quarters as well as expanding relationships with new and existing B2B partnerships to further fill capacity.”

The GTA Facility has the capacity to manufacture more than 8 million units per year of cannabis-infused beverages in a single shift in both resealable cans and PET bottles across various sizes and formats. Products developed and manufactured in the GTA Facility will utilize Valens’ powered by SōRSE™ emulsion technology, resulting in consumer products that are free of cannabis taste and aroma and have predictable onset and offset timing. The Valens R&D team has been active in formulating a number of new products and is excited to introduce its innovative pipeline to the Canadian consumer in 2022.

As beverages become mainstream in the ready-to-drink product category, Valens continues to build on its industry-leading market share in the category with the addition of exciting new offerings from:

A1 Beverage (355 ml bottles):

●        10mg Summit THC Raspberry Lemonade

●        10mg Summit THC Peach Lemonade

Versus (355 ml cans):

●        10mg THC Black Cherry Seltzer

●        10mg THC Lime Seltzer

●        10mg THC Grapefruit Seltzer

●        10mg THC Mango Seltzer

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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The Valens Company is also pleased to announce it has entered into its first beverage manufacturing agreement since the launch of the Pommies facility to produce a customized line of beverages for the Canadian market under an expanded agreement with an existing licensed producer partnership.

Robson noted “Valens has worked in close collaboration with cannabis enthusiasts to bring to market a selection of fresh new beverages made with natural flavours in a ready-to-drink format that appeal to both connoisseurs and first-time consumers”.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1.212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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